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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Burke                               Patrick                  C
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   (Last)                            (First)              (Middle)

1432 Clover Street
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                                    (Street)

Rochester                           New York               14610
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol
         Financial Institutions, Inc. - FISI
 _______________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
________________________________________________________________________________
4.   Statement for Month/Day/Year
         February 25, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |x|  Officer (give title below)           |_|  Other (specify below)

     Sr Vice President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |x|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
_______________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Following      (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Reported       Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Transaction(s) (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)   Code     V       Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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Common Stock                2/25/03                 J(1)              1,624       D      (1)      34,357         D
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(1)      Transfer of shares to a third party in a private transaction as payment for services during acquisition.

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                        9.          Owner-
                                                                                                        Number      ship
             2.                                                                                         of          of
             Conver-                           5.                             7.                        Deriv-      Deriv-   11.
             sion                              Number of                      Title and Amount          ative       ative    Nature
             or                                Derivative    6.               of Underlying     8.      Secur-      Secur-   of
             Exer-            3A.      4.      Securities    Date             Securities        Price   ities       ity:     In-
             cise             Deemed   Trans-  Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      Bene-       Direct   direct
             Price   3.       Execut-  action  or Disposed   Expiration Date  ----------------  Deriv-  ficially    (D) or   Bene-
1.           of      Trans-   ion      Code    of(D)         (Month/Day/Year)           Amount  ative   Owned       In-      ficial
Title of     Deriv-  action   Date if  (Instr. (Instr. 3,    ----------------           or      Secur-  Following   direct   Owner-
Derivative   ative   Date     any      8)      4 and 5)      Date     Expira-           Number  ity     Reported    (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------  ------------  Exer-    tion              of      (Instr. Transation  (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V   (A)   (D)    cisable  Date    Title     Shares  5)      (s)(Instr4) 4)       4)
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Explanation of Responses:


  /s/ Sonia M. Dumbleton                                      February 26, 2003
---------------------------------------------            -----------------------
 Sonia M. Dumbleton for Patrick C. Burke                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                    AUTHORIZATION TO FILE SECTION 16 REPORTS

I hereby authorize and designate Ronald A. Miller, Sonia M. Dumbleton or Michael
D. Grover to execute and file or cause to be filed, on my behalf any Forms 3, 4 and 5, including any amendments thereto, that I may voluntarily or be required to file with the U.S. Securities and Exchange Commission as a result of my ownership of, or transactions in, securities of Financial Institutions, Inc. This authority shall continue until I am no longer required to file such forms, or until sooner revoked by me in writing.

In witness whereof, I have executed this authorization this 4th day of December 2002.

                                                /s/ Patrick C. Burke
                                                    -------------------
                                                    Patrick C. Burke
                                                    Sr. Vice President
                                                    Financial Institutions, Inc.